UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date October 25, 2022	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

October 25, 2022

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES THE ISSUANCE AND PLACEMENT OF BONDS LINKED TO SUSTAINABLE PERFORMANCE IN THE SEGUNDO MERCADO EXCHANGE

Bancolombia announces that today it completed the issuance and placement of an offering of bonds linked to sustainable performance (bonos vinculados al desempeño sosteible) in an aggregate principal amount of six hundred forty thousand million pesos (COP $640,000,000,000) in the segundo mercado exchange, with a term of 5 years and an interest rate of IBR + 2.85%.

The proceeds from the offering will be used by the Bank to advance in its sustainable finance and purposeful business strategy, following the principles outlined by the International Capital Markets Association (ICMA) for Sustainability-Linked Bonds.

Finance in Motion (FiM), BID Invest and BID acquired all the bonds in the offering.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta
Corporate VP	Financial VP
Tel.: (571) 4885675	Tel.: (571) 4885934